UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

SIBANYE GOLD LIMITED

(Name of Issuer)

Ordinary Shares (no par value)

(Title of Class of Securities)

S7627H100

(CUSIP Number)

Pierre Kruger

Gold One International Limited

Postnet Suite 115

Private Bag X17

Weltevreden Park
Gauteng 1715, South Africa

+27 11 726 1047 or +27 82 317 2976

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAME OF REPORTING PERSON: Gold One South Africa (Pty) Ltd.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6. CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES	7. SOLE VOTING POWER 178,004,754
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 0
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 178,004,754
WITH	10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,004,754
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%[1]
14. TYPE OF REPORTING PERSON CO

(1)	Based on 898,840,196 ordinary shares of the Issuer issued and outstanding as of December 31, 2014, as reported by the Issuer on its website.

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item 1. security and issuer.

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (the “Ordinary Shares”), of Sibanye Gold Limited, a corporation organized under the laws of the Republic of South Africa (the “Issuer”). The principal executive offices of the Issuer are located at Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon, Westonaria, 1780 South Africa.

Item 2. identity and background.

(a)	This Schedule 13D is being filed by Gold One South Africa (Pty) Ltd., a corporation organized under the laws of South Africa (the “Reporting Person”).
(b)	The principal business address for the Reporting Person is Postnet Suite 115, Private Bag X17, Weltevreden Park, Gauteng 1715, South Africa.
(c)	The Reporting Person is a parent holding company engaged in the mining and exploration business.
(d)	During the past five years, neither the Reporting Person, nor any of its officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the past five years, neither the Reporting Person, nor any of its officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. source and amount of funds or other consideration.

Pursuant to and in accordance with an internal corporate reorganization (the “Reorganization”), the Reporting Person acquired from its affiliate, Gold One International Limited, an Australian corporation (“Gold One Australia”), on December 31, 2014, certain assets and liabilities, including 178,004,754 Ordinary Shares of the Issuer, in exchange for 10,000 consideration shares of the Reporting Person. No borrowed funds were used by the Reporting Person in connection with the acquisition of the Ordinary Shares.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired 178,004,754 Ordinary Shares of the Issuer from Gold One Australia in connection with the Reorganization effected on December 31, 2014. The Ordinary Shares were originally acquired by Gold One Australia pursuant to the terms of a Merger Agreement by and among Gold One Australia, the Issuer and Newshelf 1114 Proprietary Limited, a corporation organized under the laws of South Africa (“Newshelf”), on August 20, 2013, as amended.

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The Reporting Person has assumed Gold One’s rights, privileges and obligations under the Merger Agreement as a result of the Reorganization. It is the intention of the Reporting Person to acquire additional shares of the Issuer, such that it will have a total equity interest of not less than 20% of the Issuer on fully diluted basis. The Reporting Person may acquire such additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Issuer’s securities, or to change its intention with respect to any or all of the matters referred to in this Item 4.

Further, pursuant to the terms of the Merger Agreement, the Reporting Person has the right to nominate three individuals for election by the Issuer’s shareholders as independent directors of the Issuer. As of December 31, 2014, the Issuer has appointed two directors to its board who were proposed by Gold One Australia (as the Reporting Person’s predecessor-in-interest). The Issuer’s board now consists of eleven independent directors and two executive directors.

The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement, Addendum No. 1 to the Merger Agreement, Addendum No. 2 to the Merger Agreement, and Addendum No. 3 to the Merger Agreement, which are filed herewith as Exhibits 1, 2, 3, and 4, respectively, and are incorporated herein by reference. The foregoing description is also qualified in its entirety by reference to the full text of Addendum No. 4 to the Merger Agreement, Addendum No. 5 to the Merger Agreement, and Addendum No. 6 to the Merger Agreement, which are filed herewith as Exhibits 5, 6, and 7, respectively, and are incorporated herein by reference.

Other than as described above in this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of December 31, 2014, the Reporting Person is the beneficial owner of 178,004,754 ordinary shares, or 19.8% of the Issuer’s issued and outstanding Ordinary Shares. There were 898,840,196 Ordinary Shares issued and outstanding as of December 31, 2014 as publicly disclosed by the Issuer on its website.
(b)	The Reporting Person has the sole power to vote and dispose of the 178,004,754 Ordinary Shares of the Issuer.
(c)	On December 31, 2014, the Reporting Person acquired 178,004,754 of the Issuer’s Ordinary Shares as a result of the Reorganization.
(d)	Not applicable.
(e)	Not applicable.

CUSIP No. S7627H100	SCHEDULE 13D	Page 5 of 6

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

Except as otherwise expressly described herein in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer among the Reporting Person and any person or entity, including but not limited to the transfer of voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

Exhibit 1	Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated August 20, 2013, filed as Exhibit 4.16 to the Form 20-F filed by the Issuer on April 30, 2014 and incorporated herein by reference.

Exhibit 2	Addendum No. 1 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated September 26, 2013, filed as Exhibit 4.17 to the Form 20-F filed by the Issuer on April 30, 2014 and incorporated herein by reference.

Exhibit 3	Addendum No. 2 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated February 17, 2014, filed as Exhibit 4.18 to the Form 20-F filed by the Issuer on April 30, 2014 and incorporated herein by reference.

Exhibit 4	Addendum No. 3 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated March 24, 2014, filed as Exhibit 4.19 to the Form 20-F filed by the Issuer on April 30, 2014 and incorporated herein by reference.

Exhibit 5	Addendum No. 4 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated April 30, 2014, filed as Exhibit 5 to Schedule 13D filed by Gold One International Limited on May 22, 2014 and incorporated herein by reference.

Exhibit 6	Addendum No. 5 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated May 6, 2014, filed as Exhibit 6 to Schedule 13D filed by Gold One International Limited on May 22, 2014 and incorporated herein by reference.

Exhibit 7	Addendum No. 6 to the Merger Agreement entered into by and among the Issuer, Gold One International Limited, and Newshelf 1114 Proprietary Limited, dated May 15, 2014, filed as Exhibit 7 to Schedule 13D filed by Gold One International Limited on May 22, 2014 and incorporated herein by reference.

CUSIP No. S7627H100	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 9, 2015

GOLD ONE SOUTH AFRICA (PTY) LTD.

By: /s/ Pierre Kruger
Name: Pierre Kruger
Title: Company Secretary